Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 9, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kasey Robinson and Jeffrey Gabor

Re:	Monte Rosa Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted April 19, 2021
CIK No. 0001826457

Dear Ms. Robinson and Mr. Gabor:

This letter is confidentially submitted on behalf of Monte Rosa Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted on April 19, 2021 and resubmitted on April 30, 2021 and May 21, 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated June 7, 2021, addressed to Markus Warmuth (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed June 4, 2021 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on May 21, 2021

Prospectus Summary

Overview, page 1

1.

We note your revisions in response to comment 2. Please further revise your disclosure to remove your references to “highly validated” proteins and similar statements throughout your registration statement that could imply that your product candidates are more likely to receive FDA approval than others.

United States Securities and Exchange Commission

June 9, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 3, 103, 104 and 110 of Amendment No. 1 in response to the Staff’s comment.

2.

We note your revisions in response to comment 3. You continue to describe your product candidates as “potent” throughout your registration statement and state that they have demonstrated the potential for “potent antitumor activity” on page 105. Please revise these and similar statements in your registration statement, as they continue to inappropriately indicate your conclusions regarding the efficacy of your product candidates.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 3, 103, 105, 118, 121 and 122 of Amendment No. 1 in response to the Staff’s comment.

Our Pipeline, page 3

3.

Refer to comment 5. Please include separate columns for Phase 1 and Phase 2 trials or tell us the basis for your belief that you will be able to conduct Phase 1/2 trials for all your product candidates.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 3 and 106 of Amendment No. 1 in response to the Staff’s comment.

Capitalization, page 82

4.

Please reconcile the 7,699,359 shares outstanding as of March 31, 2021 disclosed in your capitalization table to the 6,079,905 outstanding shares disclosed on pages F-30 and F-32 as of March 31, 2021. Please note this comment also applies to your outstanding shares utilized in your calculations for your net tangible and pro forma net tangible book value (deficit) per share as of March 31, 2021 located on page 84.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 82 of Amendment No. 1 in response to the Staff’s comment. The 1,619,454 share discrepancy between the issued and outstanding shares is a result of the unvested shares of restricted stock being classified as issued but not outstanding.

Business

Collaboration and option agreement, page 136

5.	We note your revised disclosure in response to comment 13. Please further revise to disclose a dollar amount of aggregate future potential milestone payments to be paid under the agreement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 136 of Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission

June 9, 2021

* * * * *

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1393

Sincerely,

/s/ Robert E. Puopolo
Robert E. Puopolo, Esq.

cc:	Markus Warmuth, M.D., Monte Rosa Therapeutics, Inc.

Ajim Tamboli, Monte Rosa Therapeutics, Inc.

Marishka DeToy, Goodwin Procter LLP